EX-99.(A)(8)
Press Release issued by the Company on January 6, 2000.


                        ELITE INFORMATION GROUP ANNOUNCES
                    FTC RESPONSE TO HART-SCOTT-RODINO FILING
                                       AND
                         FILING OF CLASS ACTION LAWSUIT


LOS ANGELES - (Business Wire) January 6, 2000--Elite Information Group, Inc. (NASDAQ: ELTE) today announced that the Federal Trade Commission (FTC) has requested additional information and documentary material in connection with its review of the proposed merger between Elite and a subsidiary of Solution 6 Holdings Limited (ASX: SOH). The FTC request will result in an extension of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. Elite intends to respond promptly to the FTC request.

This announcement follows the announcement by Solution 6 and Elite on December 15, 1999 that they had entered into a merger agreement providing for the acquisition of all outstanding shares of Elite's common stock by a Solution 6 subsidiary in a cash tender offer of U.S.$11.00 per share.

Elite also announced today that the San Diego office of the law firm of Milberg Weiss Bershad Hynes & Lerach LLP has filed a complaint in Los Angeles County Superior Court against Elite, its directors, and Solution 6. The complaint was filed as a purported class action on behalf of holders of Elite common stock. The complaint alleges that Elite's Board of Directors, by entering into a merger agreement with Solution 6 and its subsidiary, violated their fiduciary duties to Elite stockholders. Elite believes that the plaintiff's claims are without merit, and intends to defend the action vigorously.

ABOUT ELITE

Elite Information Systems, Inc., a wholly owned subsidiary of Elite Information Group, Inc., is an international provider of a comprehensive suite of financial and practice management products, which includes integrated time and billing, general ledger and accounts payable. Elite's target markets include legal, accounting, consulting, public relations, financial services, actuarial, government, software, security, insurance, market research and systems integration.